Hibear

Profit and Loss
January - December 2021

	TOTAL
Income	
SALES	
Accessories	3,981.00
Bottle Sales	154,520.00
Discounts	-5,961.13
Pre-Paid Sales	
Pre-Paid Bottles	113,985.00
Pre-Paid Shipping	11,894.00
Total Pre-Paid Sales	**125,879.00**
Product Refunds	-214.83
Shipping Income	7,776.07
Soft Goods	4,197.00
Total SALES	**290,177.11**
Uncategorized Income	0.00
Total Income	**$290,177.11**
Cost of Goods Sold	
COGS - Shipping	
3PL	38,495.78
Total COGS - Shipping	**38,495.78**
Cost of Goods Sold	
Art Development	682.70
COGS - Accessories	393.24
COGS - Bottles	60,493.84
COGS - Soft Goods	7,008.30
Freight Forwarding (Sea/Air)	0.00
Packaging	2,197.00
Total Cost of Goods Sold	**70,775.08**
Total Cost of Goods Sold	**$109,270.86**
GROSS PROFIT	**$180,906.25**
Expenses	
Advertising & Marketing	11,535.69
Advertising Software	3,490.80
Awards	3,505.10
Content Production - Crew Meals Expense	147.59
Content Production - Photo	2,237.70
Content Production - Video	3,134.28
Events	2,427.77
Other Advertising	4,000.00
Paid Ad - Misc	871.97
Paid PR	1,244.00

	TOTAL
Paid Social Posts	860.00
Printing & Collateral	80.08
Product Comps - Promo	4,199.50
Social Media Ads - FB & IG	900.00
Total Advertising & Marketing	**38,634.48**
Bank Charges & Fees	19.99
CC Fees	95.00
Total Bank Charges & Fees	**114.99**
Car & Truck	
Fuel	85.95
Parking Fees	20.75
Total Car & Truck	**106.70**
Charitable Contributions	1,510.34
Contractors	995.00
Insurance	
General Liability Insurance	1,070.17
Life Insurance	390.00
Worker's Compensation	333.00
Total Insurance	**1,793.17**
Interest Paid	
Loan Interest	7,468.43
Total Interest Paid	**7,468.43**
Legal & Professional Services	400.00
Accounting	4,629.55
Legal	2,624.00
Total Legal & Professional Services	**7,653.55**
Meals & Entertainment	557.87
Merchant Processing Fees	
Amazon Fees	210.69
Indiegogo Fees	91.56
PayPal Fees	731.06
Shopify Fees	2,733.22
Stripe Fees	21.99
Total Merchant Processing Fees	**3,788.52**
Office Supplies & Software	
Office Expenses	700.72
Office Supplies	183.12
Software	416.16
Total Office Supplies & Software	**1,300.00**
Other Business Expenses	92.11

Profit and Loss

January - December 2021

	TOTAL
Payroll Expenses	
Taxes	5,651.74
Wages	55,384.46
Total Payroll Expenses	**61,036.20**
Postage	1,436.13
Product Warranty Expense	1,060.00
Rent & Lease	1,650.00
Research & Development	604.28
Retail Shop Expenses	605.78
Sales Expense	52.50
Taxes & Licenses	3,486.00
State Taxes	746.47
Total Taxes & Licenses	**4,232.47**
Uncategorized Expense	23.80
Utilities	
Telephone & Internet	2,089.62
Total Utilities	**2,089.62**
Website Expenses	3,307.50
Total Expenses	**$140,113.44**
NET OPERATING INCOME	**$40,792.81**
Other Income	
Dividend Income	1.82
Tax-Exempt Income	3,398.56
Total Other Income	**$3,400.38**
NET OTHER INCOME	**$3,400.38**
NET INCOME	**$44,193.19**

Hibear

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon	647.69
Bank Novo	116,448.32
Facebook/Instagram	681.64
Fidelity	3,129.74
PayPal Bank	2,578.86
Petty Cash	1,490.60
Stripe	0.00
Venmo	275.00
Total Bank Accounts	**$125,251.85**
Accounts Receivable	
Accounts Receivable (A/R)	8,029.49
Total Accounts Receivable	**$8,029.49**
Other Current Assets	
Inventory	
Finished Goods-Inventory	10,910.85
Work In Progress-Inventory	27,466.05
Total Inventory	**38,376.90**
Undeposited Funds	556.50
Total Other Current Assets	**$38,933.40**
Total Current Assets	**$172,214.74**
Fixed Assets	
Tooling	34,514.79
Total Fixed Assets	**$34,514.79**
Other Assets	
Organizational Costs	3,401.00
Patent	1,675.80
Start Up Costs	138,165.36
Trademark	1,025.60
Total Other Assets	**$144,267.76**
TOTAL ASSETS	**$350,997.29**

Hibear

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,910.38
Total Accounts Payable	**$1,910.38**
Credit Cards	
Credit card (0489)	5,970.41
Credit card (0497)	0.00
Total Credit Cards	**$5,970.41**
Other Current Liabilities	
CA Sales Tax Payable	348.55
Direct Deposit Payable	0.00
EIDL Advance	0.00
Nevada Department of Taxation Payable	107.40
Payroll Liabilities	
CA PIT / SDI	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	84.00
NV Unemployment Tax	234.69
Total Payroll Liabilities	**318.69**
Total Other Current Liabilities	**$774.64**
Total Current Liabilities	**$8,655.43**
Long-Term Liabilities	
Convertible Notes	
Albright & Associates P/S Plan	10,000.00
Dunseath Family 2017 Trust	15,000.00
Fund I, Reno Seed Advisors LP #1	50,000.00
Fund I, Reno Seed Advisors LP #2	25,000.00
Fund NV LLC	30,000.00
Joe Llewellyn	10,000.00
Newell Family 1999 Trust	20,000.00
Winfield Family Trust	10,000.00
Wong Family Revocable Trust	10,000.00
Total Convertible Notes	**180,000.00**
Prepaid Sales	0.00
Indiegogo Sales	0.00
Kickstarter Sales	0.00
Prepaid Shipping	0.00

	TOTAL
Total Prepaid Sales	**0.00**
SBA Loan (UMW)	117,397.53
Total Long-Term Liabilities	**$297,397.53**
Total Liabilities	**$306,052.96**
Equity	
Common Stock	728.00
Opening Balance Equity	0.00
Owner's Investment	0.00
Owner's Pay & Personal Expenses	23.14
Retained Earnings	0.00
Net Income	44,193.19
Total Equity	**$44,944.33**
TOTAL LIABILITIES AND EQUITY	**$350,997.29**

Hibear

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	44,193.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-8,029.49
Inventory:Finished Goods-Inventory	-10,910.85
Inventory:Work In Progress-Inventory	-2,547.11
Accounts Payable (A/P)	1,910.38
Credit card (0489)	5,462.42
Credit card (0497)	0.00
CA Sales Tax Payable	348.55
Direct Deposit Payable	0.00
Nevada Department of Taxation Payable	107.40
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	84.00
Payroll Liabilities:NV Unemployment Tax	234.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-13,340.01**
Net cash provided by operating activities	**$30,853.18**
FINANCING ACTIVITIES	
Convertible Notes:Albright & Associates P/S Plan	10,000.00
Convertible Notes:Dunseath Family 2017 Trust	15,000.00
Convertible Notes:Fund I, Reno Seed Advisors LP #2	25,000.00
Convertible Notes:Fund NV LLC	30,000.00
Convertible Notes:Joe Llewellyn	10,000.00
Convertible Notes:Newell Family 1999 Trust	20,000.00
Convertible Notes:Winfield Family Trust	10,000.00
Convertible Notes:Wong Family Revocable Trust	10,000.00
Prepaid Sales	0.00
Prepaid Sales:Indiegogo Sales	-2,894.00
Prepaid Sales:Kickstarter Sales	-106,460.05
Prepaid Sales:Prepaid Shipping	-11,894.00
SBA Loan (UMW)	-12,957.32
Owner's Pay & Personal Expenses	23.14
Net cash provided by financing activities	**$ -4,182.23**
NET CASH INCREASE FOR PERIOD	**$26,670.95**
Cash at beginning of period	99,137.40
CASH AT END OF PERIOD	**$125,808.35**